SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)1

NetManage, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

641144308

(CUSIP Number)

Bryant R. Riley

Riley Investment Management LLC

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1455

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641144308	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 525,460[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 45,545[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 525,460[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 45,545[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,460[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.56%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 525,460 shares of Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 45,545 shares of Common Stock owned of record by investment advisory clients of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

3

Based on 9,457,683 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at October 10, 2006, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 3, 2006.

CUSIP No. 641144308	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON SACC Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 525,460
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 525,460
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.56%[1]
14	TYPE OF REPORTING PERSON* PN

———————

1

Based on 9,457,683 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at October 10, 2006, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 3, 2006.

CUSIP No. 641144308	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 525,460[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 45,545[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 525,460[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 45,545[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,460[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.56%[3]
14	TYPE OF REPORTING PERSON* IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 525,460 shares owned of record by SACC Partners LP.

2

Riley Investment Management LLC has shared voting and dispositive power over 45,545 shares of Common Stock owned by investment advisory clients of Riley Investment Management LLC.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for the investment advisory clients, Mr. Riley disclaims beneficial interest in these shares.

3

Based on 9,457,683 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at October 10, 2006, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 3, 2006.

CUSIP No. 641144308	13D	Page 5 of 6 Pages

Item 4.

Purpose of the Transaction

Item 4 as previously filed is hereby amended to add the following:

On December 7, 2006, SACC sent a letter to the Issuer of its notice of its intent to nominate Mr. Riley and Melvin Keating to the Board of Directors at the Issuer’s Annual Meeting in 2007.  The letter also submitted other stockholder proposals, including, the elimination of the Issuer’s staggered board, removal of its poison pill, limitation on the tenure of board members serving more than 10 years, bylaw amendments and the ability for stockholders to call special meetings.  The foregoing description of the letter is qualified in its entirety by reference to the letter attached as Exhibit A.  The taking of the actions proposed by the Reporting Persons at the annual meeting of Issuer’s stockholders described above would result in a change in the Issuer’s present board of directors and management.

RIM also announced that SACC plans to launch a partial tender offer to purchase up to 1,296,890 shares of the Issuer’s common stock at a price of $5.25 per share.  The tender offer would be contingent, among other things, on SACC’s ability to acquire at least an additional 671,850 shares.  The proposal will be made only by a formal offer to purchase and related documents, which would be mailed and otherwise made available at a later date.

A press release issued on December 7, 2006 relating to the foregoing is attached as Exhibit B.

Item 5.

Interest in Securities of the Issuer

Item 5 as previously filed is hereby amended to add the following:

 (c)

There have been no additional purchases or sales of the Issuer’s Common Stock since the Reporting Persons most recent Schedule 13D filing dated November 20, 2006.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Keating has agreed to be nominated and to serve on the Issuer’s board of directors if elected..

Item 7.

Material to be filed as Exhibits

EXHIBIT A:

Letters, dated December 7, 2007, from SACC Partners LP to NetManage, Inc.

EXHIBIT B:

Press Release Announcing Riley Investment Management Announces Board Nominees and Plans for Partial Tender Offer

CUSIP No. 641144308	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2006

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, President

SACC Partners LP
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Partner

By:	/s/ Bryant R. Riley
Bryant R. Riley

EXHIBIT A

SACC Partners LP

c/o Riley Investment Management LLC

11100 Santa Monica Boulevard, Suite 810

Los Angeles, CA  90025

December 7, 2006

VIA DHL, REGISTERED MAIL AND FACSIMILE

NetManage, Inc.

20883 Stevens Creek Boulevard

Cupertino, CA  95014

Attention:  Secretary

Dear Sir or Madam:

Pursuant to and in accordance with Section 5 of the Bylaws of NetManage, Inc. (the “Company”), the undersigned stockholder (the “Stockholder”) of the Company hereby furnishes notice of the Stockholder’s intention, at the Company’s 2007 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”) (i) to nominate for election to the Company’s Board of Directors the persons named below and (ii) to bring before the Annual Meeting the business and proposals described below. This letter and all Exhibits attached hereto are collectively referred to as the “Notice.”  Accordingly, this Notice shall serve to satisfy the advance notice requirements of Section 5 of the Bylaws of the Company as to the below described nominations and proposals.

Business and Proposals

The Stockholder intends to bring the following business and proposals before the Annual Meeting for consideration and action by the Company’s stockholders:

1.

To elect Bryant R. Riley and Melvin L. Keating to the Company’s Board of Directors, in lieu of any persons who may be nominated by the Company’s incumbent Board of Directors or by any other person.

2.

To amend the Company’s Bylaws to add the following new provision after Section 15 of the Company’s Bylaws:

15A. Term Limits. A director, other than the Chief Executive Officer of the Company, may not serve ten or more years on the Board of Directors. Such a director’s term shall expire at the annual meeting following such director’s ninth year on the Board of Directors or such other meeting of stockholders after such ninth year at which directors are elected; provided that if the Board of Directors is required to be classified pursuant to

NetManage, Inc.

the Company’s Restated Certificate of Incorporation, this section shall not operate to otherwise shorten the term of any incumbent director. Any person, other than the Chief Executive Officer of the Company, who has served ten or more years on the Board of Directors shall not be eligible for election or appointment to the Board of Directors, whether through election by the stockholders or the filling of a vacancy on the Board of Directors. This section may not be amended or repealed by the Board of Directors without the prior approval of holders of a majority of the Voting Stock.

3.

To approve the following resolution of the stockholders of the Company:

RESOLVED, that the Company’s stockholders request that the Board of Directors take the necessary steps to allow the Company’s stockholders to fill any vacancy on the Company’s Board of Directors resulting from the removal of a director by the Company’s stockholders.

4.

To approve the following resolution of the stockholders of the Company:

RESOLVED, that the Company’s stockholders request that the Company’s Board of Directors take the necessary steps to declassify the Company’s Board of Directors and to require that all directors stand for election annually.

5.

To approve the following resolution of the stockholders of the Company:

RESOLVED, that the Company’s stockholders request that the Company’s Board of Directors take the necessary steps to allow Company’s stockholders to alter, amend or repeal the Company’s Bylaws by a vote of a majority of the outstanding shares of voting stock of the Company entitled to vote at an election of directors.

6.

To approve the following resolution of the stockholders of the Company:

RESOLVED, that the Company’s stockholders request that the Company’s Board of Directors take the necessary steps to allow the Company’s stockholders to remove directors of the Company’s Board of Directors with or without cause by a vote of a majority of the outstanding shares of voting stock of the Company entitled to vote at an election of directors.

7.

To approve the following resolution of the stockholders of the Company:

NetManage, Inc.

RESOLVED, that the Company’s stockholders request that the Company’s Board of Directors take the necessary steps to allow the Company’s stockholders holding ten percent of the outstanding shares of voting stock of the Company entitled to vote at an election of directors to call a special meeting of the stockholders.

8.

To approve the following resolution of the stockholders of the Company:

RESOLVED, that the Company’s stockholders request that the Company’s Board of Directors take the necessary steps to redeem the Company’s preferred share purchase rights and to otherwise terminate the Company’s “poison pill.”

9.

To repeal each provision of or amendment to the Company’s Bylaws (other than any amendments contemplated by the foregoing proposals) adopted after the version of the bylaws included as Exhibit 3.3 to the Company’s annual report on Form 10-K dated December 31, 2004, as filed with the Securities and Exchange Commission on March 22, 2005.

Director Nominations

The Stockholder intends to nominate Bryant R. Riley and Melvin L. Keating for election as directors of the Company pursuant to Proposal 1 (each of such foregoing persons, a “Nominee”). Exhibit A to this Notice sets forth additional information about each of the Nominees, consisting of the information required under Section 5(c) of the Company’s Bylaws and Regulation 14A of the Securities and Exchange Act of 1934. Each of the Nominees has consented to being named in the proxy statement filed or distributed on behalf of the Stockholder in connection with the solicitation of proxies for the proposals described in the Notice and to serve as a director of the Company if elected pursuant to that solicitation. Each of the consents executed by the Nominees is attached hereto as Exhibit B.

We have no reason to believe that any of the Nominees will be disqualified or unwilling or unable to serve if elected. We reserve the right to nominate substitute persons if the Company makes or announces any changes to its Bylaws, or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Nominees.

To the extent that there are more than two vacancies on the Company’s Board of Directors to be filled by election at the Annual Meeting or the size of the Board of Directors is increased above seven, then the Stockholder reserves the right to nominate additional nominees to be elected to the Company’s Board of Directors at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of the Stockholder that any attempt to increase the size of the current Board of Directors or to reconfigure or reconstitute the classes on which the current directors serve constitutes an unlawful manipulation of the Company’s corporate machinery.

NetManage, Inc.

Information Regarding the Stockholder

The following are the names and addresses, as they appear on the Company’s books, of the Stockholder and the class and number of shares of Common Stock, par value $.01 per share (“Common Stock”), of the Company held of record and beneficially by the Stockholder:

Name and Address of Stockholder	Number of Shares of Common Stock Held of Record	Number of Shares of Common Stock Held Beneficially
SACC Partners LP c/o Riley Investment Management LLC 11100 Santa Monica Boulevard, Suite 810* Los Angeles, CA 90025 * Please note that the Stockholder’s actual address is Suite 810; however the certificate says Suite 800.	1,000	525,460

The Stockholder intends to appear in person or by proxy at the Annual Meeting to nominate the Nominees and to present the proposals set forth in this Notice.

Reasons for the Proposals

The reasons, in general, for the proposals described above are to nominate and elect two directors to the Company’s board of directors and to improve the corporate governance of the Company. The Stockholder believes that the election of the Nominees will bring a fresh perspective and new insight to the Board of Directors.

The reason for bringing Proposal 2 before the Annual Meeting is to assure more turn-over on the Board of Directors. The Company’s current board includes three members who have served 15 years or more, and other members who have served 13, 10 and 8 years. The Stockholder believes that a new perspective is needed and that asking the Board to nominate new persons to replace directors who have served for 10 years or more is reasonable. Based upon present board make-up, the effect of Proposal 2 would be to require two non-incumbent directors to be nominated in 2008, and one non-incumbent to be nominated in 2009. The bylaw amendment set forth in Proposal 2 would also prevent directors, other than the Company’s Chief Executive Officer, who have served ten years as a director of the Company from continuing to serve as a director of the Company, after their current term ends. Such a director’s term would expire at the annual meeting of the stockholders following such director’s ninth year on the Board of Directors.  If the Company’s Board of Directors remains classified pursuant to the Company’s Restated Certificate of Incorporation, the bylaw provision would not operate to otherwise shorten the term of any incumbent director.  If the bylaw amendment was effected, at a minimum, five of the seven members of the Company’s current Board of Directors would not be eligible to seek reelection and would not be able to be appointed, whether pursuant to an election by the stockholders or the filling of a vacancy on the Board of Directors.

NetManage, Inc.

The reasons for bringing Proposals for 3 through 8 before the Annual Meeting are similar, because all proposals are designed to make the board more accountable to stockholders and to give the stockholders a greater stake and say in corporate affairs. Specifically, with respect to the proposals:

Proposal 3 seeks to confer upon the stockholders the right to replace a director they have removed. The present certificate of incorporation and bylaws do not allow this, but instead provide that the Board of Directors shall fill any vacancies caused by the death, resignation, removal or other causes. Proposal 3 seeks to change this in the narrow and limited case of a director removed by the stockholders. The certificate of incorporation and bylaws confer on the Board of Directors the power to declare that such a vacancy shall be filled by the stockholders by adopting a resolution and Proposal 3 asks the Board, at a minimum, to do this as well as taking any other necessary steps to allow the company’s stockholders to fill vacancies resulting from the removal of a director. The reason for, and effect of, Proposal 3 is to ask the Board to respect stockholder choices.

Proposal 4 requests that the directors take the necessary steps to cause the Board of Directors not to be a “classified” or “staggered” board because such a board structure prevents the stockholders, except by extraordinary effort, from removing or changing a board of directors when they are dissatisfied with corporate results. Under the Company’s current certificate of incorporation, stockholders can remove directors when they are dissatisfied with company performance only by a two-third’s vote and can only do so at a stockholder’s meeting called by the Board of Directors, and upon significant advance notice. We believe, and current commentary on corporate governance indicates, that a better practice would be for the entire Board to face re-election by the stockholders each year. The reason for, and effect of, Proposal 4 is to encourage directors to be more responsive to stockholder concerns.

Proposal 5 seeks to allow the Company’s stockholders to adopt changes in the Company’s bylaws by a majority vote rather than a two-third’s vote (as is required in the Company’s current certificate of incorporation and bylaws). The reason for, and effect of, Proposal 5 would be to give stockholders a greater say in the affairs of the Company.

Proposal 6, like Proposal 4, seeks to allow the Company’s stockholders to remove the board of directors, or individual directors, for example when they are unhappy with the Company’s financial and business performance. At present, the Company’s certificate of incorporation and bylaws require a two-third’s vote of the outstanding shares of stock for such a removal. The Stockholder is introducing this proposal so that, if the holders of the majority of the outstanding shares are dissatisfied with the performance of the Company or a particular director, they can be able to express this dissatisfaction by removing directors, or even the entire board. The reason for, and effect of, Proposal 6 is to encourage directors to be more responsive to stockholder concerns.

Proposal 7 seeks to allow the Company’s stockholders to call a special meeting of stockholders. At the present time, special meetings of stockholders may be called only by the chairman of the board, the chief executive officer, or majority of the authorized number of directors. Proposal 7 seeks to allow the holders of ten percent of the Company’s outstanding shares to call a special

NetManage, Inc.

meeting. The reason for, and effect of, Proposal 7 is to make the Company more accountable to stockholders and to allow holders of a significant number of shares to call a meeting to consider appropriate actions.

Proposal 8 is submitted because the Company currently has a preferred share purchase right plan, commonly known as a “poison pill,” which precludes accumulations of large positions in the Company’s stock (twenty percent or more) unless the person accumulating such position is willing to see a significant dilution in his or her value. We believe that this improperly deters proposals to acquire the Company or combine it with another business and may be part of the reason why the Company has seen its competitors combine to form larger companies while the Company has not been able to participate in such activity. Proposal 8 asks that the Board of Directors redeem or otherwise terminate the Company’s poison pill. The reason for, and effect of Proposal 8, is to make the Company’s stock more attractive to institutional investors or acquirers.

The general effect of Proposal 9 would be to repeal each provision or amendment to the Company’s Bylaws that were adopted since the version of the bylaws that were publicly filed on March 22, 2005. The reason for Proposal 9 is to reverse the effect of changes to the Company’s bylaws that would counter the other proposals.

Additional information about the Stockholder and persons who may be deemed participants in a solicitation of proxies is found in Exhibit A.

NetManage, Inc.

The Stockholder is reserving the right, consistent with the requirements of applicable law, to submit additional proposals, fewer proposals or different proposals at the Annual Meeting. If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the any of the foregoing proposals at the Annual Meeting, or if any individual Nominee shall be unable to serve, this Notice shall continue to be effective with respect to the remaining proposals, the remaining Nominees and as to any replacement Nominee selected by the Stockholder.

Sincerely,

SACC Partners, LP

By:  Riley Investment Management, LLC, its General Partner

By: /s/ Bryant Riley

Bryant R. Riley, Managing Member

Attachments

EXHIBIT A

NOMINEES FOR DIRECTOR

Bryant R. Riley, age 39, is founder and Managing Member of Riley Investment Management LLC and is founder and Chairman of B. Riley & Co., Inc., a Southern California-based brokerage firm providing research and trading ideas primarily to institutional investors. Founded in 1997, B. Riley & Co., Inc. also has offices in San Francisco, Newport Beach and New York. Mr. Riley is also the founder and Chairman of Riley Investment Management LLC, an investment adviser which provides investment management services. Mr. Riley serves on the board of directors of Aldila, Inc., Celeritek, Inc., Carreker Corporation, Alliance Semiconductor Corporation, and Integrated Silicon Solution, Inc. and, until it was acquired by Iconix Brand Group, Inc., Mossimo, Inc.

Prior to 1997, Mr. Riley held a variety of positions in the brokerage industry, primarily as an institutional salesman and trader. From October 1993 to January 1997 he was a co-head of Equity at Dabney-Resnick, Inc., a Los Angeles-based brokerage firm. From 1991 to 1993 he was a co-founder of Huberman-Riley, a Texas-based brokerage firm. Mr. Riley graduated from Lehigh University in 1989 with a B.S. in finance.

Mr. Riley’s business address is Riley Investment Management LLC, 11100 Santa Monica Blvd., Suite 810, Los Angeles, CA  90025.

Melvin L. Keating, age 59, has served as President and CEO of Alliance Semiconductor Corporation since March 2006. Mr. Keating serves on the boards of directors of Tower Semiconductor Ltd., Kitty Hawk, Inc. and Integrated Silicon Solution, Inc.

Prior to March 2006, Mr. Keating served as Interim President and Chief Executive Officer of Alliance Semiconductor Corporation from December 2005 to March 2006, and served as its Interim Chief Financial Officer from December 1, 2005 until January 13, 2006. Prior to that, Mr. Keating served as a special consultant to Alliance Semiconductor Corporation beginning in October 2005, reporting directly to its board of directors. Before joining Alliance Semiconductor Corporation, Mr. Keating served as Executive Vice President, Chief Financial Officer and Treasurer of Quovadx, Inc. from April 2004 to September 2005. From 1997 to 2004, Mr. Keating served as a strategy consultant to Warburg Pincus Equity Partners, a private equity and venture capital firm, where he sourced deals and performed due diligence. From 1995 to 1997, Mr. Keating served as President and CEO of Sunbelt Management, a $1 billion private company that owns and manages commercial and retail properties and is the largest landlord of Target Stores. From 1986 to 1995, Mr. Keating served as Senior Vice President — Finance and Administration of Olympia & York Companies and its successors, a $20 billion private company that developed New York’s World Financial Center and London’s Canary Wharf. Mr. Keating holds two Masters degrees from the University of Pennsylvania, Wharton School.

Mr. Keating’s business address is Alliance Semiconductor Corporation, 2900 Lakeside Drive, Santa Clara, CA 95054-2831.

Home addresses of the nominees have been provided separately.

None of the above nominees is employed by the Company. All of the above nominees are citizens of the United States.

None of the above nominees, within the past ten years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws; (iii) was a party to a civil proceeding which ultimately mandated activities that were subject to federal securities laws; or (iv) was a party to any proceeding under federal bankruptcy laws, state insolvency laws or any other proceeding described in Item 401(f) of Regulation S-K.

None of the above nominees, except as shown in this Notice, or, with respect to items (i), (vii) and (viii) of this paragraph, any associate or any member of the immediate family (as defined for purposes of Item 404(a) of Regulation S-K) of the foregoing persons (i) owns beneficially, directly or indirectly, any securities of the Company; (ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (iii) owns any securities of the Company of record but not beneficially; (iv) has purchased or sold any securities of the Company within the past two years; (v) has incurred indebtedness for the purpose of acquiring or holding securities of the Company; (vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of the Company; (vii) since the beginning of the Company’s last fiscal year has been indebted to the Company or any of its subsidiaries in excess of $60,000; or (viii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth in this Notice, none of the nominees, any associates or members of the immediate family of the foregoing persons, has, had or is to have a direct or indirect material interest in any transaction or proposed transaction with the Company in which the amount involved exceeds $60,000, since the beginning of the Company’s last fiscal year.

None of the above nominees, since the beginning of the Company’s last fiscal year, has been affiliated (as an officer, director, ten percent owner or otherwise) with (i) any entity that made or received, or during the Company’s current fiscal year proposes to make or receive, payments to or from the Company or its subsidiaries for property or services in excess of five percent of either the Company’s or such entity’s consolidated gross revenues for its last full fiscal year; or (ii) any entity to which the Company or its subsidiaries were indebted at the end of the Company’s last full fiscal year in an aggregate amount exceeding five percent of the Company’s total consolidated assets at the end of such year. None of the above nominees are, or during the Company’s last fiscal year have been, affiliated in any way with any law or investment banking firm that has performed or proposes to perform services for the Company.

None of the corporations or organizations in which the above nominees have conducted their principal occupation or employment was a parent, subsidiary or other affiliate of the Company, and the nominees do not hold any position or office with the Company or have any family relationship with any executive officer or director of the Company nor have they been involved in any proceedings, legal or otherwise, of the type required to be disclosed in a proxy statement relating to the Company by the SEC’s proxy rules.

Riley Investment Management LLC (“RIM”) and Zeff Capital Partners L.P. made a non-binding proposal to acquire all of the outstanding shares of Common Stock not held by them for $5.50 per share. The Company rejected the proposal, and the proposal expired on November 20, 2006.

The following are the number of shares of Common Stock beneficially owned by each of the above nominees as of the date of the Notice:

Name	Number of Shares of Common Stock Beneficially Owned
Bryant R. Riley*	571,005
Melvin L. Keating	4,100

*

Includes shares beneficially owned by SACC Partners LP and by RIM, who has shared voting and dispositive power over 45,545 shares owned of record by an investment advisory client of RIM. However, Mr. Riley and RIM disclaim beneficial ownership of these 45,545 shares. SACC Partners LP holds 1,000 of the shares of record. (See Notice for details about SACC Partners LP’s ownership.)

To assure compliance with the Company’s bylaws, the following additional information is provided:

The participants in the solicitation of proxies in support of the proposals made by the Stockholder are expected to be the Stockholder, its general partner RIM, Mr. Riley, Mr. Keating and perhaps employees of RIM. At the present time, the Stockholder has not decided whether to retain any proxy solicitors or other persons to assist it in solicitation of proxies from holders of the Company’s Common Stock in respect of its proposals. Information about the Stockholder and RIM which is not found in this letter can be found in the statement on Schedule 13D filed by Mr. Riley, the Stockholder and RIM with the Securities and Exchange Commission.

The vote required to elect the Nominees will be a majority of the shares present and voting at the Annual Meeting. The vote required to adopt bylaw amendments (Proposals 2 and, if applicable, 9) is a vote of the holders of the two-thirds of the outstanding shares of the Common Stock. Proposals 3 through 8 are requests to the Board of Directors to take action and the vote required to adopt such proposals would be a majority of the shares voting on such proposals at the Annual Meeting. The Stockholder recognizes that to carry out some of the matters contemplated by Proposals 3 through 8, additional action by the Company’s board of directors or stockholders may be required. In the case of amendments to the Company’s certificate of incorporation, a vote of a majority of the board of directors and, in a future meeting called by the board of directors, the holders of the majority of the outstanding Common Stock would be necessary. In the case of amendments to the Company’s bylaws, a vote of the holders of two-thirds of the outstanding Common Stock would be necessary in a future meeting called by the board of directors.

The Stockholder, RIM, Mr. Riley, and Mr. Keating have no interest in any of the proposals except that, by electing directors who are dedicated to maximizing stockholder value, and by adopting proposals to give stockholders a greater voice in the Company’s affairs, the value of their shares may increase. In addition, if elected to the Company’s Board of Directors, Mr. Riley and Mr. Keating would receive the same compensation as is paid to other outside directors for their service on the Board. The Stockholder is not able to state a date, time and place for the Annual Meeting since those items are within the discretion of the Company’s board of directors. The Stockholder understands that any proxies granted it in response to its solicitation will be revocable and does not believe that there will be any rights of appraisal because none of its proposals pertain to matters for which stockholders have appraisal rights under the laws of the State of Delaware.

The following is a list of transactions in Common Stock by the Nominees and certain other persons during past two years:

[Redacted]

Exhibit B

Consents

To:  Riley Investment Management LLC

SACC Partners LP

Subject:  Consent to be Named and to Serve if Elected

I understand that you wish to nominate me for election to the Board of Directors of NetManage, Inc. (the “Company”) at the 2007 Annual Meeting of Stockholders of the Company (the “Stockholder Meeting”). I consent to being named a nominee for the Company’s Board of Directors in your notice to the Company of your intent to nominate directors at the Stockholder Meeting and in any proxy materials or other materials filed or distributed on your behalf in connection with the solicitation of proxies for use at the Stockholder Meeting or otherwise. I further consent to serve as a director of the Company if so elected.

Dated:  12/7/06

/s/ Bryant Riley

Name:  Bryant Riley

To:  Riley Investment Management LLC

SACC Partners LP

Subject:  Consent to be Named and to Serve if Elected

I understand that you wish to nominate me for election to the Board of Directors of NetManage, Inc. (the “Company”) at the 2007 Annual Meeting of Stockholders of the Company (the “Stockholder Meeting”). I consent to being named a nominee for the Company’s Board of Directors in your notice to the Company of your intent to nominate directors at the Stockholder Meeting and in any proxy materials or other materials filed or distributed on your behalf in connection with the solicitation of proxies for use at the Stockholder Meeting or otherwise. I further consent to serve as a director of the Company if so elected.

Dated:

12/7/06

/s/  Melvin Keating

Name:  Melvin Keating

SACC Partners LP

c/o Riley Investment Management LLC

11100 Santa Monica Boulevard, Suite 810

Los Angeles, CA 90025

December 7, 2006

VIA DHL, REGISTERED MAIL AND FACSIMILE

NetManage, Inc.

20883 Stevens Creek Boulevard

Cupertino, CA 95014

Attention: Secretary

Dear Sir or Madam:

SACC Partners LP (“SACC”) is the record owner of 1,000 shares of common stock, par value $.01 per share (“Common Stock”), of NetManage, Inc., a Delaware corporation (the “Company”). SACC is also the beneficial owner of 525,460 shares of Common Stock. Copies of the share certificate evidencing our record ownership and redacted copies of brokerage statements showing our beneficial ownership are enclosed with this letter.

As the owner of shares of Common Stock, SACC hereby requests, under oath, pursuant to Section 220 of the Delaware General Corporation Law, during the usual hours for business, to inspect the following books, records and documents of the Company and to make copies or extracts therefrom:

(a)

A complete record or list of the holders of the Common Stock, certified by its transfer agent(s) and/or registrar(s), showing the name, address and number of shares registered in the name of each such holder, as of the date hereof (the “Date”);

(b)

A magnetic computer tape list of the holders of the Common Stock as of the Date, showing the name, address and number of shares registered in the name of each such holder; such computer processing data as is necessary for SACC to make use of such magnetic computer tape; and a hard copy printout of such magnetic computer tape for verification purposes;

(c)

A stop list or stop lists relating to shares of Common Stock of the Company and any additions or deletions thereto;

(d)

Any daily transfer sheet after the Date;

(e)

All information in the Company’s or its transfer agent’s possession, or which can reasonably be obtained from nominees of any central certificate depository systems or their nominees, brokers, dealers, banks, respondent banks, clearing agencies, voting trusts and their

NetManage, Inc.

nominees or other nominees, concerning the number, identity of, and shares held by the actual beneficial owners of the Common Stock as of the Date, including an alphabetical breakdown of any holdings in the respective names of Cede & Co. and other similar depositories or nominees as well as any material request list provided by Automatic Data Processing-Investor Communications Services and any omnibus proxies issued by such entities;

(f)

All information in or which comes into the Company’s possession or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the non-objecting beneficial owners of the Common Stock in the format of a magnetic computer tape or cartridge file of such owners showing the name, address and number of shares registered in the name of each such owner; such computer processing data as is necessary for SACC to make use of such magnetic computer tape or cartridge; and a hard copy printout of such magnetic computer tape or cartridge for verification purposes (such information with respect to brokers and dealers is readily available to the Company under Rule 14b-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from ADP Proxy Services);

(g)

All “respondent bank” lists and omnibus proxies for such lists, pursuant to Rule 14b-2 of the Exchange Act;

(h)

A list of stockholders of the Company who are participants in any Company employee stock ownership, stock purchase, stock option, retirement, restricted stock, incentive, profit sharing, dividend reinvestment or any similar plan in which voting of Common Stock under the plan is controlled, directly or indirectly, individually or collectively, by such plan’s participants, showing (i) the name and address of each such participant, (ii) the number of shares of Common Stock attributable to each such participant in any such plan, and (iii) the method by which SACC or its agents may communicate with each such participant; and

(i)

A correct and complete copy of the bylaws of the Company.

SACC demands that modifications, additions or deletions to any and all information referred to in paragraphs (a) through (i) be immediately furnished as such modifications, additions or deletions become available to the Company or its agents or representatives.

SACC will bear the reasonable costs incurred by the Company including those of its transfer agent(s) or registrar(s) in connection with the production of the information demanded.

NetManage, Inc.

The purpose of this demand is to enable SACC to communicate with the Company’s stockholders on SACC’s nominations of directors to the Company’s Board of Directors and proposals for the Company’s 2007 Annual Stockholder meeting, consistent with the applicable provisions of Delaware law, and to send to the Company’s stockholders documents with respect to SACC’s proposed partial tender offer for Common Stock.

We make the statements in this letter under penalty of perjury under the laws of the State of California.

SACC hereby designates and authorizes Peter Tennyson of Paul, Hastings, Janofsky & Walker LLP and any other persons designated by him, acting singly or in any combination, to conduct the inspection and copying herein requested. It is requested that the information identified above be made available to the designated parties by December 14, 2006.

Sincerely,

SACC Partners, LP

By:  Riley Investment Management, LLC, its General Partner

By: /s/ Bryant Riley

Bryant R. Riley, Managing Member

Attachments

EXHIBIT B

RILEY INVESTMENT MANAGEMENT, L.L.C.,

FOR IMMEDIATE RELEASE

RILEY INVESTMENT MANAGEMENT ANNOUNCES BOARD NOMINEES AND PLANS FOR PARTIAL TENDER OFFER

Los Angeles, Calif.—(BUSINESS WIRE)—December 07, 2006 – Riley Investment Management LLC (“RIM”) announced that it proposes to nominate Mr. Bryant Riley and Mr. Melvin Keating for election as directors of NetManage, Inc. (Nasdaq: NETM) at the company’s next stockholder meeting.

RIM, in its capacity as managing partner of SACC Partners LP (“SACC”), is submitting to NETM notice of SACC’s intent to nominate Mr. Riley and Mr. Keating to the Board of Directors at NETM’s Annual Meeting in 2007.  At this meeting, RIM also intends to submit other proposals designed to improve corporate governance and accountability to shareholders in NETM.  The company has not yet announced a date for the 2007 Annual Meeting.

RIM also announced that SACC plans to launch a partial tender to offer to purchase up to 1,296,890 shares of NETM stock at a price of $5.25 per share.  The tender offer will be contingent, among other things, on SACC’s ability to acquire at least an additional 671,850 (7.1%) of NETM’s shares in addition to the approximately 5.6% shares now held by SACC.  The proposal will be made only by a formal offer to purchase and related documents, which will be mailed and otherwise made available at a later date.

A RIM spokesman indicated that the reasons for these actions include concern over NETM’s financial performance and the lack of change at the company:

“In light of NETM’s disappointing performance over the last 10 years, in the form of continued revenue decline, negative operational performance and decreasing stock price, RIM believes that new Board representation is greatly needed to provide the company with a fresh perspective.  RIM hopes that SACC’s proposed Board nominations together with its other proposals can help salvage the remaining value that RIM believes still exists in NETM.  Our proposals will include, amongst others, the elimination of NETM’s staggered board, removal of its poison pill, limitation on the tenure of board members serving more than 10 years and improved control for shareholders over changes to bylaws and special meetings.”

Because of the substantial effort and expense it will take to elect SACC’s nominees to the NETM board of directors, RIM will consider whether to withdraw SACC’s Board nominations and proposals if SACC is unable to acquire at least an additional 7.1% of NETM’s shares or the tender offer is otherwise unsuccessful.

NETM shareholders should read the tender offer statement and other related documents when they become available because they will contain important information.  The tender

NetManage, Inc.

offer statement and other filed documents will be available for free at the Securities Exchange Commission’s website and the tender offer statement will be provided at no cost by RIM.  Stockholders are encouraged to contact Mr. Bryant R. Riley, Managing Member of RIM at telephone number 310-966-1445 or at Riley Investment Management’s business address: 11100 Santa Monica Blvd., Suite. 810, Los Angeles, CA  90025.

RIM, on behalf of SACC will file a proxy statement regarding the election of directors of NETM (the "Company") and the proposals to be introduced at the Company's upcoming annual meeting of stockholders, which have been submitted by SACC.  INVESTORS AND STOCKHOLDERS ARE URGED TO READ THIS PROXY STATEMENT AND RELATED MATERIALS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, NOMINEES FOR THE ELECTION OF DIRECTORS AND PROPOSALS.  A proxy statement will be sent to stockholders of the Company seeking their approval to elect a slate of directors nominated by SACC, amend the bylaws, and approve stockholder proposals submitted by SACC.  Investors and stockholders may obtain a free copy of the definitive proxy statement (when available) and other related materials filed by RIM with the SEC at the SEC's website at www.sec.gov.

The following may be deemed, under SEC rules, to be participants in the solicitation of proxies from the Company's stockholders in connection with the upcoming election of the Company's Board of Directors: RIM; the officers and management of RIM; the individuals nominated by RIM affiliates for director, namely Bryant R. Riley and Melvin L. Keating; and SACC.  Information regarding the participants and the interests of RIM, Mr. Riley and its affiliates which also own shares of the Company may be found in filings by Mr. Riley and RIM with the SEC on Schedule 13D, as amended, which includes a copy of the letter nominating directors and submitting the stockholder proposals.